UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Consolidated-Tomoka Land Co.

 (Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

210226106

(CUSIP Number)

Mr. James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

May 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 21 Pages)

SCHEDULE 13D
CUSIP No. 210226106		Page 2 of 21 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	89,552
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	89,552
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,552

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 210226106		Page 3 of 21 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	89,552
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	89,552
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,552

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 210226106		Page 4 of 21 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	31,385
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	31,385
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,385

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 210226106		Page 5 of 21 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	31,385
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	31,385
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,385

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 210226106		Page 6 of 21 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	161,766
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	161,766
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
161,766

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 210226106		Page 7 of 21 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	161,766
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	161,766
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
161,766

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 210226106		Page 8 of 21 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	282,703
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	282,703
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
282,703

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 210226106		Page 9 of 21 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	282,703
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	282,703
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
282,703

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 210226106		Page 10 of 21 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	282,703
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	282,703
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
282,703

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14)	TYPE OF REPORTING PERSON
IN

Page 11 of 21 Pages

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 19, 2006, as amended by that certain Amendment No. 1 filed with the SEC on June 20, 2006, that certain Amendment No. 2 filed with the SEC on September 26, 2006 and that certain Amendment No. 3 filed with the SEC on February 1, 2008 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Consolidated-Tomoka Land Co., a Florida corporation (the "Company").  The principal executive offices of the Company are located at 1530 Cornerstone Boulevard, Suite 100, Daytona Beach, Florida 32117.

Item 2.

Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of May 5, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 282,703 shares of Common Stock, representing approximately 4.9% of the shares of Common Stock presently outstanding.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership.  The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership.  The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands.  The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands.  The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC.  Barington Companies Investors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P.  The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

Page 12 of 21 Pages

The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC.  Barington Companies Advisors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P.  The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC.  Barington Offshore Advisors II, LLC is a Delaware limited liability company.  The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd.  The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P.  Barington Capital Group, L.P. is a New York limited partnership.  The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp.  LNA Capital Corp. is a Delaware corporation.  The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P.  The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp.  The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.  The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P.  The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Page 13 of 21 Pages

Item 5.

Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

(a)

As of May 5, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 89,552 shares of Common Stock, representing approximately 1.6% of the shares of Common Stock presently outstanding based upon the 5,725,806 shares of Common Stock reported by the Company to be issued and outstanding as of February 29, 2008 in its Schedule 14A filed with the Securities and Exchange Commission on March 20, 2008 (the “Issued and Outstanding Shares”).

As of May 5, 2008, Barington Investments, L.P. beneficially owns 31,385 shares of Common Stock, representing approximately 0.5% of the Issued and Outstanding Shares.  As of May 5, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 161,766 shares of Common Stock, representing approximately 2.8% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 89,552 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 1.6% of the Issued and Outstanding Shares.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 31,385 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 0.5% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 161,766 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 2.8% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 89,552 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 31,385 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 161,766 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. constituting an aggregate of 282,703 shares, representing approximately 4.9% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 89,552 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 31,385 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 161,766 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. constituting an aggregate of 282,703 shares of Common Stock, representing approximately 4.9% of the Issued and Outstanding Shares.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 89,552 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 31,385 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 161,766 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 282,703 shares of Common Stock, representing approximately 4.9% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 89,552 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 31,385 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 161,766 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Page 14 of 21 Pages

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)

Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership.  Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)

Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement are described in Schedule III attached hereto and incorporated herein by reference.

(d)

Not applicable.

(e)

As of May 2, 2008, the Reporting Entities cease to be subject to beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

Item 6.

Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement, and any amendments thereto.  A copy of such agreement is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Item 7.

Material to be Filed as Exhibits.

Exhibit No.

Exhibit Description

99.5

Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda, dated May 6, 2008 (which supersedes and replaces the Agreement of Joint Filing dated January 31, 2008, as previously filed as Exhibit 99.4 to Amendment No. 3 to the Schedule 13D filed with the SEC on February 1, 2008).

Page 15 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 6, 2008

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:    Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title: Managing Member

BARINGTON INVESTMENTS, L.P.

By:

Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Authorized Signatory

Page 16 of 21 Pages

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general

partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

Page 17 of 21 Pages

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position

Principal Occupation

Principal Business Address

Sebastian E. Cassetta

Senior Managing Director and

888 Seventh Avenue

Director

Chief Operating Officer of

17th Floor

Barington Capital Group, L.P.

New York, NY 10019

Jonathan Clipper

Managing Director of

7 Reid Street, Suite 108

Director

Bedford Management Ltd.

Hamilton HM11, Bermuda

Graham Cook

Director/Manager, Corporate

Bison Court

Director

Services of Bison Financial

P.O. Box 3460

Services, Ltd.

Road Town, Tortola

British Virgin Islands

Citigroup Fund Services, Ltd.

Fund Administration

Washington Mall 1, 3rd Flr.

Secretary

22 Church Street

Hamilton HM11, Bermuda

 SCHEDULE II

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 18 of 21 Pages

SCHEDULE III

This schedule sets forth information with respect to each sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement.  All transactions were effectuated in the open market through a broker.

Shares sold by Barington Companies Equity Partners, L.P.

Number of

Date

Shares

Price Per Share

Cost(*)

2/15/2008

 (950)

$53.591

$(50,911.45)

2/21/2008

 (380)

$54.050

$(20,539.00)

2/22/2008

 (285)

$52.266

$(14,895.81)

2/25/2008

 (1,583)

$53.692

$(84,994.44)

2/26/2008

 (95)

$55.570

$(5,279.15)

2/27/2008

 (887)

$57.167

$(50,707.13)

2/28/2008

 (665)

$55.771

$(37,087.72)

2/29/2008

 (950)

$53.523

$(50,846.85)

3/3/2008

 (791)

$52.166

$(41,263.31)

3/4/2008

 (791)

$52.267

$(41,343.20)

3/5/2008

 (1,554)

$53.112

$(82,536.05)

3/6/2008

 (950)

$50.860

$(48,317.00)

3/10/2008

 (409)

$49.549

$(20,265.54)

3/12/2008

 (1,425)

$51.992

$(74,088.60)

3/13/2008

 (762)

$51.843

$(39,504.37)

3/24/2008

 (634)

$55.785

$(35,367.69)

3/25/2008

 (950)

$55.292

$(52,527.40)

3/26/2008

 (443)

$54.799

$(24,275.96)

3/27/2008

 (791)

$55.386

$(43,810.33)

4/10/2008

 (380)

$57.813

$(21,968.94)

4/18/2008

 (158)

$59.058

$(9,331.16)

5/2/2008

 (620)

$55.125

$(34,177.56)

5/5/2008

 (96)

$55.000

$(5,280.00)

Shares sold by Barington Investments, L.P.

Number of

Date

Shares

Price Per Share

Cost(*)

2/15/2008

 (333)

$53.591

$(17,845.80)

2/21/2008

 (133)

$54.050

$(7,188.65)

2/22/2008

 (100)

$52.266

$(5,226.60)

2/25/2008

 (556)

$53.692

$(29,852.75)

2/26/2008

 (33)

$55.570

$(1,833.81)

2/27/2008

 (311)

$57.167

$(17,778.94)

2/28/2008

 (233)

$55.771

$(12,994.64)

2/29/2008

 (333)

$53.523

$(17,823.16)

3/3/2008

 (278)

$52.166

$(14,502.15)

3/4/2008

 (278)

$52.267

$(14,530.23)

3/5/2008

 (546)

$53.112

$(28,999.15)

3/6/2008

 (333)

$50.860

$(16,936.38)

3/10/2008

 (144)

$49.549

$(7,135.06)

3/12/2008

 (500)

$51.992

$(25,996.00)

Page 19 of 21 Pages

3/13/2008

 (267)

$51.843

$(13,842.08)

3/24/2008

 (222)

$55.785

$(12,384.27)

3/25/2008

 (333)

$55.292

$(18,412.24)

3/26/2008

 (156)

$54.799

$(8,548.64)

3/27/2008

 (278)

$55.386

$(15,397.31)

4/10/2008

 (133)

$57.813

$(7,689.13)

4/18/2008

 (56)

$59.058

$(3,307.25)

5/2/2008

 (218)

$55.125

$(12,017.27)

5/5/2008

 (34)

$55.000

$(1,870.00)

Shares sold by Barington Companies Offshore Fund, Ltd.

Number of

Date

Shares

Price Per Share

Cost(*)

2/15/2008

 (1,717)

$53.591

$(92,015.75)

2/21/2008

 (687)

$54.050

$(37,132.35)

2/22/2008

 (515)

$52.266

$(26,916.99)

2/25/2008

 (2,861)

$53.692

$(153,612.81)

2/26/2008

 (172)

$55.570

$(9,558.04)

2/27/2008

 (1,602)

$57.167

$(91,581.53)

2/28/2008

 (1,202)

$55.771

$(67,036.74)

2/29/2008

 (1,717)

$53.523

$(91,898.99)

3/3/2008

 (1,431)

$52.166

$(74,649.55)

3/4/2008

 (1,431)

$52.267

$(74,794.08)

3/5/2008

 (2,810)

$53.112

$(149,244.72)

3/6/2008

 (1,717)

$50.860

$(87,326.62)

3/10/2008

 (747)

$49.549

$(37,013.10)

3/12/2008

 (2,575)

$51.992

$(133,879.40)

3/13/2008

 (1,376)

$51.843

$(71,335.97)

3/24/2008

 (1,144)

$55.785

$(63,818.04)

3/25/2008

 (1,717)

$55.292

$(94,936.36)

3/26/2008

 (801)

$54.799

$(43,894.00)

3/27/2008

 (1,431)

$55.386

$(79,257.37)

4/10/2008

 (687)

$57.813

$(39,717.53)

4/18/2008

 (286)

$59.058

$(16,890.59)

5/2/2008

 (1,120)

$55.125

$(61,740.11)

5/5/2008

 (175)

$55.000

$(9,625.00)

----------

(*)    Excludes commissions and other execution-related costs.